UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 28, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 24th, 2014

Date, Time and Place: Held on July 24th, 2014, at 15:00 PM, by means of teleconference, at the Company’s head office, at Alameda Santos, No. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly convened, in accordance with item 6 of its Internal Regiment.

Attendance: The majority of the members of the Board of Directors of the Company in office were present: Messrs.: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and Sergio Augusto Malacrida Junior (alternate of the sitting member Mr. João Carvalho de Miranda). Justified absences of sitting members Mr. Alexandre Silva D’Ambrósio and Mr. João Carvalho de Miranda.

Presiding:                                    Mr. José Luciano Duarte Penido — Chairman

Ms. Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the terms of Article 17 of the Company’s Bylaws, (i) authorize the constitution of collateral in obligations undertaken by Caravelas Florestal S.A. (“Caravelas”), as well as ratify the constitution of guarantees already given; (ii) authorize the Company’s Board of Officers to offer properties which were subject of the Sell and Purchase Agreement of Assets entered by and between the Company and Caravelas, as a guarantee to the Financing Agreements to be contracted by Caravelas; (iii) authorize the Company’s Board of Officers to grant the property which was subject of the Promissory Deed of Purchase and Sale of Rural Property, entered by and between the Company and Corus Agroflorestal S.A. (“Corus”), as a guarantee to the Corus’ Financing Agreements.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)            Authorize the constitution of a mortgage on the Simbrasil rural property, which is described under registration number 457 in the Real Estate Registry in the District of Ibirapuã, at the Municipatility of Ibirapuã, State of Bahia, owned by the Company, for the guarantee of collateral in obligations undertaken by Caravelas Florestal S.A. (“Caravelas”) before Banco Rabobank International Brasil S.A., Rabobank Curaçao N.V. and/or Rabobank International Dublin Branch or to any other corporation of Rabobank’s group, to be represented by the respective Bank Credit Notes, Rural Product Notes, Financial Rural Product Notes, Credit Notes to Exportation, Credit Facility Agreements or Loans of any nature, Export Prepayment Transactions. Advance on Exchange Agreements, Global Derivative Agreement, and also, by any other Instruments, as well as its respective exhibits and amendments to be executed by and between Caravelas and Banco Rabobank International Brasil S.A., Rabobank Curaçao N.V. and/or Rabobank International Dublin Branch or to any other corporation of Rabobank’s group. Such property belongs to a set of properties which were object of a Sell and Purchase Agreement of Assets and Other Covenants, entered by and between the Company and Caravelas on June 29th, 2012.

The Board of Directors resolves, also, to ratify all and any constitution of mortgage already given by Caravelas, related to the properties object of the Sell and Purchase Agreement of Assets and Other Covenants, of June 29th, 2012, before Banco Rabobank International Brasil S.A., Rabobank Curaçao N.V. and/or Rabobank International Dublin Branch or to any other corporation of Rabobank’s group.

(ii)           Authorize the Company’s Board of Officers to offer the properties which were object of the Sell and Purchase Agreement of Assets and Other Covenants, entered by and between the Company and Caravelas on June 29th, 2012, as guarantee for financing agreements to be incurred by Caravelas, including by the constitution of mortgage, chattel mortgage or other instruments necessary to the guarantee’s constitution.

(iii)          Authorize the Company’s Board of Officers to offer São Felix rural property, located in the District of Ribas do Rio Pardo, Mato Grosso do Sul/MS, with total area of 2.500 hectares, described under registration number 287 of the local Real Estate Registry, registered with INCRA under number 911.002.569-3 and enrolled with the

Federal Revenue under number 0.264.694-3, in guarantee for the financing agreements of the Corus Agroflorestal S.A. (“Corus”). Such property is object of the Promissory Deed of Purchase and Sale of Rural Property, by and between the Company and Corus on December 22nd, 2011. Although the property is still owned by the Company, Corus exercises its possession since the date of payment of the price, by Corus to the Company, in accordance with the Sell and Purchase Deed.

It is highlighted that the authorizations above are limited to the properties object of the Sell and Purchase agreements entered, respectively, by and between Caravelas and Corus on June 2922nd, 2011, which constitute the only guarantees incurred by the Company in the financing agreements executed by Corus and Caravelas. The Company shall be party of those Agreements solely for the purpose of consenting with the encumbrance of such properties, not assuming any other obligation. It is worth mentioning that such properties are subject to georeferencing processes, filled and in progress before INCRA. As soon as the processes are certified by INCRA, the definitive transfer of the registers shall be ended, and the Company shall be exempted from the obligations undertaken as collateral agent and shall be withdrawn from financing instruments executed by and between Corus and Caravelas, by the execution of Addendum.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and Sergio Augusto Malacrida Junior (alternate of Mr. João Carvalho de Miranda); e, yet, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, July 24th, 2014.

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on July, 24th, 2014, recorded in the appropriate book.

Signatures:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO